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Tammy Knight (954) 468-7939 tknight@hklaw.com

July 23, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Brandon Hill

Re:	Digital Angel Corporation (“Digital Angel”) Preliminary Information Statement on Schedule 14C (“Schedule 14C”) Filed July 12, 2013 File No. 000-26026

Dear Mr. Hill:

On behalf of Digital Angel, we hereby respond to the Staff's comment letter, dated June 22, 2013. Digital Angel’s response to the comments are set forth below.

General

1.     Please revise your disclosure to clarify the voting rights of your Series C Preferred stock prior to approval of the reverse stock split, name change and stock plan. We note your current disclosure that “each share of Series C Preferred stock has the equivalent of 8,215,184 votes of common stock.” However, this disclosure seems inconsistent with the tabular disclosure provided on page 2.

Response to Comment 1

In response to the Staff’s comment, the disclosure in the section of the Schedule 14C titled “Introduction” beginning on page 1 will be revised accordingly.

2.     It appears that the reverse stock split, name change and stock plan proposals are related to your Share Exchange Agreement with VeriTeQ Corporation and its affiliates. Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13 and Item 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Response to Comment 2

Note A to Schedule 14C reads as follows;

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (emphasis added)

We do not believe the information in Items 13 and 14 are required to be disclosed here as a result of the following:

●

The acquisition of VeriTeQ closed on July 8, 2013 and was not conditioned upon any other act or event, including the reverse stock split or name change. Digital Angel did covenant to effect a reverse stock split and name change, but it was not a condition to closing of the transaction. Therefore, this transaction is not covered by Note A to Schedule 14C. Note A contemplates the situation where stockholders, by approving the increase in authorized shares to be used to acquire a company, are in effect approving the acquisition. That is not the case here, where the acquisition already happened, and stockholders are merely approving the conversion of shares issued in the acquisition. The VeriTeQ shareholders could maintain their current preferred stock position indefinitely without the need to convert to common stock, absent a potential interest to sell the common stock received upon conversion of the preferred stock into the market at some future date. At this point, the acquisition has happened and information called for by Items 11, 13 and 14 with respect to the acquisition is not material to Digital Angel investors in connection with the proposals included in the Schedule 14C. The material information regarding the acquisition was already disclosed in a Form 8-K filed on July 12, 2013, which described in detail the terms of the transaction. Further, the Schedule 14C includes such information.

●	The transaction was legally effected without the need for Digital Angel’s stockholders to approve the authorization of additional securities to acquire VeriTeQ.
●

Digital Angel had a “blank check” preferred stock that was previously authorized by its stockholders. The creation of the blank check preferred stock affords an issuer company tremendous flexibility to effect capital raising and restructuring transactions, similar to this transaction, without the subsequent approval of stockholders of the issuance of the preferred stock.

●	The Digital Angel stockholders were not required to vote on the VeriTeQ transaction.
●	Digital Angel included all of the relevant dilution information in the Schedule 14C that would be important to stockholders.

In conclusion, since the Digital Angel stockholders were not required to vote on the VeriTeQ transaction, nor was it necessary to have the Digital Angel stockholders approve the authorization of additional securities which are to be used to acquire VeriTeQ, it is our position that there is no need to present additional information in the Schedule 14C with respect to the transaction.

Digital Angel acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to your concerns regarding the Schedule 14C.

Please direct any questions or comments regarding this letter or the Schedule 14C to me at 954-468-7939.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Tammy Knight Tammy Knight

cc:     Scott R. Silverman